A MINORITY SHAREHOLDER IS ATTEMPTING TO HIJACK CONTROL OF YOUR COMPANY



Canagold's Purpose

- **Advance its core New Polaris gold project to feasibility**
- **Develop one of the highest grade gold mines in Canada**
- **Maximize Shareholder Value**
- **Represent ALL Shareholders**

VS

Dissident's Agenda

- **Hijack control of your Board and Company**
- **Take advantage of the current depressed share price**
- **No premium offered for control to maximize personal gain**
- **Represents a small minority of Canagold Shareholders**

The choice is clear. Please vote your YELLOW Proxy well in advance of the proxy voting deadline on July 15, 2022 at 10 a.m. Pacific Time.

Questions or Require Voting Assistance?
Contact Laurel Hill Advisory Group
Toll Free: 1-877-452-7184
Email: assistance@laurelhill.com

CANAGOLD